September 1, 1998





Mr. Robert Bensky
Technology Crossover Ventures II, L.P.
56 Main Street, Suite 210
Millburn, NJ 07041

Dear Mr. Bensky:

         The Company hereby agrees that in connection with the Company's initial public offering (the "IPO"), it shall require, to the extent permitted under applicable laws, rules and regulations, the managing underwriter or underwriters of such IPO to offer to Technology Crossover Ventures II, L.P. and its affiliated funds (each a "TCV Series D Holder") the right to purchase a number of shares (the "IPO Shares") of the Company's Common Stock to be sold in the IPO equal to an amount no less than the product of (i) the quotient obtained by dividing (A) $3,000,000 by (B) the mid-point of the price range per share as set forth on the cover of the preliminary prospectus (the "Assumed IPO Price") for such IPO, multiplied by (ii) the quotient obtained by dividing (A) the number of shares of Common Stock issuable or issued upon conversion of the Series D Preferred Stock held by such TCV Series D Holder, by (B) the total number of shares of Common Stock issuable or issued upon conversion of the Series D Preferred Stock held by all TCV Series D Holders. The IPO Shares shall be offered to the TCV Series D Holders on the same terms and at the same price at which they are being offered to the public. To the extent that each TCV Series D Holder does not offer to purchase its full pro-rata share (as determined based upon the formula set forth in the preceding sentence) of the IPO shares, any remaining IPO Shares shall be offered to the other TCV Series D Holders on a pro-rata basis.

                                            Sincerely,

                                            /s/  Seth Werner
                                            ----------------
                                            SETH WERNER
                                            Chairman and CEO